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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares
(as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 25, 2013, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of)
holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below)
by one or more registered brokers or dealers licensed
under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
Up to 30% of the Outstanding Shares of Common Stock
of
SUPERVALU INC.
at
$4.00 Net Per Share in Cash
by
SYMPHONY INVESTORS LLC

        Symphony Investors LLC, a newly-formed Delaware limited liability company ("Purchaser"), is making an offer to purchase for cash up to 30% of the outstanding shares (the "Shares") of common stock, par value $0.01 per Share, of SUPERVALU INC., a Delaware corporation (the "Company"), as of the Expiration Time (as defined below) (the "Maximum Aggregate Amount") at a price of $4.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The managing member of Purchaser is Cerberus Capital Management, L.P. ("Cerberus").

        THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 25, 2013, UNLESS PURCHASER EXTENDS THE PERIOD DURING WHICH THE OFFER IS OPEN IN ACCORDANCE WITH THE TENDER OFFER AGREEMENT (AS DEFINED BELOW) (SUCH TIME, INCLUDING ANY SUCH EXTENSIONS, THE "EXPIRATION TIME"). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER MARCH 26, 2013.

        The Offer is being made pursuant to the Tender Offer Agreement, dated as of January 10, 2013, by and among Purchaser, Cerberus and the Company (the "Tender Offer Agreement"). The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the conditions and requirements set forth in the Tender Offer Agreement, including:

  i.
  the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the transactions contemplated by the Tender Offer Agreement, the Stock Purchase Agreement, dated as of January 10, 2013, by and among AB Acquisition LLC, the Company and New Albertson's, Inc. (the "Stock Purchase Agreement") and certain other agreements; subject to a limited exception;

  ii.
  no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the transactions contemplated by the Tender Offer Agreement, the Stock Purchase Agreement and certain other agreements; and

  iii.
  the absence of any suit, action or proceeding pursuant to which any U.S. federal governmental entity is seeking to restrain or prohibit the consummation of the transactions contemplated by the Tender Offer Agreement, the Stock Purchase Agreement and certain other agreements and has a reasonable likelihood of success with respect thereto, subject, in the case of clauses (i), (ii) and (iii), to a limited exception;

  iv.
  the accuracy of the Company's representations and warranties in the Tender Offer Agreement, subject in most cases to an exception for inaccuracies that have not had and would not reasonably be expected to have a material adverse effect on the Company;

  v.
  the satisfaction of the conditions precedent in the Stock Purchase Agreement (which include a condition relating to the refinancing by the Company of certain of its indebtedness), and the consummation of the transactions contemplated by the Stock Purchase Agreement; and

  vi.
  the Company's performance and compliance with its material agreements, obligations and covenants under the Tender Offer Agreement in all material respects, and

  vii.
  the Tender Offer Agreement not having been terminated in accordance with its terms.

        The Information Agent for the Offer is Georgeson Inc. (the "Information Agent"). The Dealer Manager for the Offer is Barclays Capital Inc. (the "Dealer Manager").

        The Company's Board of Directors has approved the execution, delivery and performance of the Tender Offer Agreement and the transactions contemplated thereby, but is expressing no opinion to the Company's stockholders, and is remaining neutral, with respect to the Offer.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Wells Fargo Bank, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights (as further described in Section 4 of the Offer to Purchase) and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The Offer will expire at 5:00 p.m., New York City time, on February 25, 2013 unless Purchaser, in accordance with the Tender Offer Agreement, extends the Offer (such time, as it may be extended, the "Expiration Time").

        Unless the Tender Offer Agreement is terminated, Purchaser is required to (i) extend the Offer on one or more occasions, in consecutive increments of up to five business days each (or such longer period as Purchaser and the Company may agree), if at any then-scheduled Expiration Time any of the offer conditions in the Tender Offer Agreement shall not have been satisfied or waived; (ii) extend the Offer, at the request of the Company, to a date no later than the 40th day after the date of the Tender Offer Agreement in certain circumstances; and (iii) extend the Offer for the minimum period required by applicable law or any interpretation or position of the Securities and Exchange Commission, the staff thereof or the New York Stock Exchange applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the closing of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

        Purchaser will not, however, be required to extend the Offer beyond July 10, 2013.

        Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 26, 2013. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

        Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 of the Offer to Purchase) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in Section 3 of the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party, subject to the right of any party to seek judicial review in accordance with applicable law. The sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Federal income tax purposes. Stockholders should consult their own tax advisors to determine the particular tax consequences to them of the Offer (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of certain material U.S. Federal income tax consequences of the Offer, see Section 5 of the Offer to Purchase.

        If more than the Maximum Aggregate Amount of Shares are validly tendered prior to the Expiration Time, and not validly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase all such shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered by the Expiration Time and not validly withdrawn. If proration of tendered shares is required, Purchaser will announce the final proration factor promptly after the expiration of the Offer. Holders of Shares may obtain preliminary results of proration from the Information Agent at its telephone number set forth below (or on the back cover of the Offer to Purchase). All Shares not accepted for payment will be returned to the stockholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the Book-Entry Transfer Facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer, in each case, in accordance with the procedure described in Section 3 of the Offer to Purchase.

        The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Questions or requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.
199 Water Street
New York, New York 10038
Stockholders Call Toll-Free: (866) 729-6818
Banks and Brokers Call Collect: (212) 440-9800

The Dealer Manager for the Offer is:

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
US Toll Free Number: (888) 610-5877

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Notice of Offer to Purchase for Cash Up to 30% of the Outstanding Shares of Common Stock of SUPERVALU INC. at $4.00 Net Per Share in Cash by SYMPHONY INVESTORS LLC